

January 13, 2011

Ross Tocher, President
Qwick Media Inc.
780-333 Seymour Street
Vancouver, British Columbia
Canada V6B 5A6

> **Re: Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010**
> **Amended January 7, 2011**
> **File No. 0-32981**

Dear Mr. Toucher:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief